Exhibit 99.1

Alcon

Alcon, Inc.
Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland

<u>For Immediate Release</u>

Alcon Reports Strong Second Quarter and Six Month 2003 Results

- Second Quarter Global Sales Increased 14.3%
- Second Quarter Net Earnings Rose 9.5%

HÜNENBERG, Switzerland, July 30, 2003. Alcon, Inc. (NYSE: ACL) reported sales of $925.4 million for the second quarter of 2003, an increase of 14.3 percent over sales in the second quarter of 2002, or 10.1 percent excluding the impact of foreign exchange fluctuations. Net earnings for the second quarter of 2003 increased 9.5 percent to $178.2 million, or $0.57 per share on a diluted basis, compared to $162.8 million, or $0.53 per share, for the second quarter of 2002.

During the second quarter of 2002, Alcon had the temporary use of the cash proceeds raised in its initial public offering for about 50 days before repurchasing preferred stock owned by its majority owner, Nestle, S.A. As a result, net interest expense was reduced by approximately $9.5 million ($6.4 million after-tax) in the second quarter of 2002. Without this non-recurring impact, Alcon's proforma net earnings for the second quarter of 2002 would have been $156.4 million. On this basis, net earnings for the second quarter of 2003 would have been 13.9 percent above proforma net earnings for the second quarter of 2002. For a more detailed explanation of non-recurring items, see the "Impact of Non-Recurring Items" section of this press release.

For the first six months of 2003, Alcon reported global sales of $1,732.5 million, an increase of 14.3 percent over sales of $1,516.0 million for the first six months of 2002, or 10.3 percent excluding the impact of foreign exchange fluctuations. Net earnings for the first six months of 2003 increased 20.1 percent to $308.4 million, or $1.00 per share on a diluted basis, compared to $256.8 million, or $0.87 per share, for the first half of 2002.

In the first half of 2002, in addition to the $9.5 million ($6.4 million after-tax) non-recurring reduction of net interest expense referenced above, Alcon also incurred a one-time charge of $22.6 million ($14.2 million after-tax) related to the conversion of a deferred compensation plan to restricted stock at the time of the initial public offering. Without these non-recurring items, pro-forma net earnings for the first half of 2002 would have been $264.6 million, or $0.89 per share on a diluted basis. On this basis, net earnings for the first half of 2003 would have been 16.6 percent above pro-forma net earnings for the first half of 2002. For a more detailed explanation of these non-recurring items, see the "Impact of Non-Recurring Items" section of this press release.

Gross profit for the second quarter of 2003 was $658.3 million, or 71.1 percent of sales, compared to $575.0 million, or 71.0 percent of sales, in the prior year period. For the first six months of 2003, gross profit was $1,212.1 million, or 70.0 percent of sales, compared to $1,071.1 million, or 70.7 percent of sales for the first six months of 2002. Gross profit margin for the first six months of 2003 was lower than in 2002 because of variations in geographical and product sales mix and startup costs for the **Infiniti™** vision system and **LADARWave®** diagnostic device.

Selling, General and Administrative expenses were $291.1 million, or 31.5 percent of sales, for the second quarter of 2003, compared to $246.8 million, or 30.5 percent of sales, for the second quarter of 2002. SG&A expenses, as a percent of sales, were higher in the second quarter of 2003 than in the second quarter of 2002 mainly because of promotional costs related to the launch activities of several new products, including the **Infiniti™** vision system, **Opatanol®** ophthalmic solution, **Vigamox™** ophthalmic solution and the **LADARWave®** diagnostic device and higher advertising expenditures. For the first six months of 2003, SG&A expenses were $555.3 million, or 32.1 percent of sales, versus $499.2 million, or 32.9 percent of sales, for the first half of 2002. The second quarter and first half of 2003 included the impact of the company's expanded pharmaceutical sales force in the United States, whereas those periods in 2002 did not include the costs of the larger sales force.

Research and development expenses were $89.3 million (9.6 percent of sales) in the second quarter of 2003, a 20.4 percent increase over $74.2 million (9.2 percent of sales) for the second quarter of 2002. For the first six months of 2003, R&D expenses were $167.5 million (9.7 percent of sales), a 12.0 percent increase over $149.5 million (9.9 percent of sales) for the first half of 2002. R&D expenses for the second quarter and first half of 2003 reflect timing differences of certain projects between the first half of 2003 and 2002, as well as higher costs of ongoing and new research projects and clinical studies, especially those in the area of age-related macular degeneration.

Alcon's effective tax rate was 30.4 percent for the second quarter and first half of 2003, compared to 31.1 percent for the full year 2002. The declining effective tax rate is the result of a more favorable mix of income earned in the company's various taxing jurisdictions, along with an increase in foreign sales corporation tax benefits and certain tax credits.

Tim Sear, Chairman, President and Chief Executive Officer of Alcon, commented, "We had an excellent quarter and first half of 2003, especially because we felt the same periods in 2002 were very healthy in terms of both top and bottom line growth. As important as our positive financial results are, we believe the key to our growth going forward is the ability to bring new products to the market. I am happy to say that the first half of this year has been a banner period for us, with the unveiling of the **Infiniti™** vision system for cataracts at the American Society of Cataract and Refractive Surgery Annual Symposium and launches of the **LADARVision® CustomCornea®** refractive surgical system, **Vigamox™** ophthalmic solution for eye infections and **Systane™** dry eye therapy. On June 24, we received approval from the U.S. Food and Drug Administration (FDA) of our **AcrySof®** Natural blue light filtering intraocular lens for cataract surgery, and just a few days ago we received FDA approval of **CIPRODEX*** Otic solution for both middle ear infections in children with ear tubes and outer ear infections. We are proud of this portfolio of exciting new products, which we expect will support our sales growth for the balance of the year and into 2004."

For the full year 2003, the Company expects sales to be in the range of $3,360 to $3,390 million and diluted earnings per share to be in the range of $1.85 to $1.90. Because of the timing of new product launches, management expects sales to be slightly higher in the fourth quarter than in the third quarter.

Pharmaceutical Product Line

Second quarter 2003 pharmaceutical sales totaled $392.2 million, a 25.4 percent increase over pharmaceutical sales of $312.7 million in the second quarter of 2002, or 22.4 percent excluding the impact of foreign exchange fluctuations. For the first six months of 2003, pharmaceutical sales totaled $694.8 million, a 23.9 percent increase over pharmaceutical sales of $561.0 million in the first half of 2002, or 21.4 percent excluding the impact of foreign exchange fluctuations. Market share gains and exceptionally strong sales growth of seasonal allergy and otic products contributed to the overall growth of pharmaceutical sales in the second quarter and first half of 2003.

Total sales of glaucoma products in the second quarter of 2003 rose to $106.3 million, 18.6 percent over the second quarter of 2002. Sales of **Travatan**® ophthalmic solution were $32.3 million for the second quarter of 2003, compared to $19.1 million for the second quarter of 2002. **Travatan**® solution sales for the first six months of 2003 were $61.9 million, compared to $30.7 million for the first six months of 2002.

Sales of ocular infection/inflammation therapies were $140.1 million and $266.2 million, respectively, in the second quarter and first half of 2003. These totals reflected growth rates of 20.3 percent and 18.3 percent, respectively, compared to the same periods in 2002.

Led by continued share gains in the United States by **Patanol**® ophthalmic solution and the launch of **Opatanol**™ ophthalmic solution in the European Union, sales of allergy products were $119.4 million in the second quarter and $176.0 million in the first half of 2003. Sales growth rates for the second quarter and first half of 2003 were 37.1 and 30.5 percent, respectively, compared to those periods in 2002.

Alcon's topical ear infection treatment, **Cipro* HC** otic suspension, continued its trend of rapid growth, leading to sales of otic products of $40.4 million in the second quarter and $62.3 million in the first half of 2003. Sales growth rates for the second quarter and first half of 2003 were 54.2 and 55.8 percent, respectively, compared to same periods in 2002.

Surgical Product Line

Second quarter 2003 surgical sales totaled $401.9 million, an 8.2 percent increase over surgical sales of $371.4 million in the second quarter of 2002, or 2.3 percent excluding the impact of foreign exchange fluctuations. Surgical sales for the first six months of 2003 were $778.8 million, 9.9 percent above surgical sales for the first six months of 2002, or 3.9 percent excluding the impact of foreign exchange fluctuations.

Second quarter sales of intraocular lenses were $126.5 million, an 11.5 percent increase over intraocular lens sales for the second quarter of 2002. Sales of intraocular lenses for the first six months of 2003 were $244.1 million, 13.5 percent ahead of intraocular lens sales for the first six months of 2002.

Cataract and vitrectomy equipment and related disposable products had sales of $256.3 million in the second quarter of 2003, 7.5 percent above sales of these products in the second quarter of 2002. Sales of these products for the first six months of 2003 totaled $497.1 million, a 9.4 percent increase over the first six months of 2002. Sales of **Legacy**® cataract systems softened in the first half of 2003, as some surgeons appear to have delayed their purchase of a new cataract system in anticipation of the availability of the new **Infiniti**™ vision system in the third quarter of 2003.

Refractive revenues were $19.1 million for the second quarter of 2003, 1.5 percent below refractive revenues of $19.4 million for the second quarter of 2002. For the first six months of 2003, refractive revenues were $37.6 million compared to $39.2 million for the first half of 2002, a decline of 4.1 percent. Growth in procedural revenues, driven by the premium charged for custom surgery, was offset by declines in the number of **LADARVision**® excimer laser units sold in the first half of the year.

Consumer Eye Care

Second quarter 2003 consumer eye care sales were $131.3 million, a 4.7 percent increase over second quarter 2002 consumer eye care sales of $125.4 million, or 2.4 percent excluding the impact of foreign exchange fluctuations. Consumer eye care sales for the first six months of 2003 reached $258.9 million, a 5.2 percent increase over $246.2 million for the first half of 2002, or 3.2 percent excluding the impact of foreign exchange fluctuations.

Sales of contact lens disinfectants increased 5.8 percent in the second quarter of 2003 to $72.4 million compared to the second quarter of 2002. Contact lens disinfectant sales were $142.5 million in the first six months of 2003, an increase of 2.7 percent over the first half of 2002.

The company's new artificial tear product, **Systane**™ dry eye therapy, contributed to growth in sales of artificial tears. Sales of artificial tears totaled $29.8 million and $58.2 million, respectively, in the second quarter and first half of 2003. These totals represented growth rates of 10.0 and 13.5 percent, respectively, compared to those periods in 2002.

Other Selected Financial Information

As of June 30, 2003, Alcon reported cash and cash equivalents of $806.6 million, total debt of $1,520.2 million and consolidated net worth of $1,240.8 million. The net debt balance (total debt minus cash and cash equivalents) declined $195.2 million during the first half of 2003 to $713.6 million, improving the net debt-to-total capital ratio to 37 percent at June 30, 2003 from 48 percent at the beginning of the year. The company reduced its net debt balance even after paying its annual dividend of approximately $107 million in June, 2003.

Impact of Non-Recurring Items

During the second quarter of 2002, Alcon used $2.19 billion of the proceeds of its initial public offering to complete the planned redemption of preferred shares held by

Nestle S.A. Prior to this redemption Alcon had the temporary use of these funds, which it used to reduce short term debt and make short term investments. The temporary use of these funds increased pre-tax earnings by an estimated $9.5 million in 2002.

Upon completion of the initial public offering and as part of the creation of a new incentive stock option plan, Alcon changed the terms and conditions of an existing deferred compensation plan, called the Alcon Phantom Stock Plan. These changes allowed employees to convert on a voluntary basis their Phantom Stock Units to restricted shares. Approximately 2.2 million restricted shares were issued for conversion at the IPO price of $33.00 per share. Alcon incurred a one-time pre-tax charge of $22.6 million in the first quarter of 2003 related to the implementation of the changes necessary to allow conversion of Phantom Stock Units into restricted shares.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Earnings (Unaudited)
(USD in millions, except share and per share data)

	Three months ended June 30,		Six months ended June 30,	
	2003	**2002**	**2003**	**2002**
Sales	$ 925.4	$ 809.5	$ 1,732.5	$ 1,516.0
Cost of goods sold	267.1	234.5	520.4	444.9
Gross profit	658.3	575.0	1,212.1	1,071.1
Selling, general and administrative	291.1	246.8	555.3	499.2
Research and development	89.3	74.2	167.5	149.5
Amortization of intangibles	17.0	17.1	34.0	33.9
Operating income	260.9	236.9	455.3	388.5
Other income (expense):				
Gain (loss) from foreign currency, net	1.7	6.0	1.6	5.9
Interest income	4.6	9.6	9.1	16.4
Interest expense	(11.3)	(12.2)	(23.0)	(31.5)
Other	0.1	--	0.1	1.2
Earnings before income taxes	256.0	240.3	443.1	380.5
Income taxes	77.8	77.5	134.7	123.7
Net earnings	$ 178.2	$ 162.8	$ 308.4	$ 256.8
Basic earnings per common share	$ 0.58	$ 0.53	$ 1.00	$ 0.87
Diluted earnings per common share	$ 0.57	$ 0.53	$ 1.00	$ 0.87

Basic weighted average common shares	307,934,550	307,662,529	307,921,008	295,188,898
Diluted weighted average common shares	310,353,567	308,813,389	309,867,981	295,848,415

ALCON, INC. AND SUBSIDIARIES
Global Sales

(USD in millions)	Three months ended June 30,		Six months ended June 30,	
	2003	2002	2003	2002
Infection/Inflamation Products	$ 140.1	$ 116.5	$ 266.2	$ 225.1
Glaucoma Products	106.3	89.6	207.9	169.9
Allergy Products	119.4	87.1	176.0	134.9
Otic Products	40.4	26.2	62.3	40.0
Other Pharmaceuticals/Rebates	(14.0)	(6.7)	(17.6)	(8.9)
TOTAL PHARMACEUTICALS	**392.2**	**312.7**	**694.8**	**561.0**
IOL's	126.5	113.5	244.1	215.1
Cat/Vit Products	256.3	238.5	497.1	454.5
Refractive Products	19.1	19.4	37.6	39.2
TOTAL SURGICAL	**401.9**	**371.4**	**778.8**	**708.8**
Contact Lens Disinfectants	72.4	68.4	142.5	138.8
Artificial Tears	29.8	27.1	58.2	51.3
Other	29.1	29.9	58.2	56.1
TOTAL CONSUMER EYE CARE	**131.3**	**125.4**	**258.9**	**246.2**
TOTAL SALES	**$ 925.4**	**$ 809.5**	**$ 1,732.5**	**1,516.0**
GEOGRAPHIC SALES				
United States	**$ 511.2**	**$ 451.6**	**$ 937.7**	**$ 837.9**
International	**414.2**	**357.9**	**794.8**	**678.1**

TOTAL SALES		**925.4**	$	**809.5**	$	**1,732.5**	$ **1,516.0**
	$						

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets (Unaudited)
(USD in millions)

	June 30, 2003	December 31, 2002
Assets		
Current assets:		
Cash and cash equivalents	$ 806.6	$ 967.9
Investments	94.7	66.3
Trade receivables, net	706.1	547.5
Inventories	424.8	412.3
Deferred income tax assets	128.7	128.7
Other current assets	59.1	88.2
Total current assets	2,220.0	2,210.9
Property, plant and equipment, net	734.2	679.1
Intangible assets, net	364.4	392.8
Goodwill	552.5	549.8
Long term deferred income tax assets	108.3	90.1
Other assets	36.4	47.1
Total assets	$4,015.8	$3,969.8
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 137.0	$ 117.0
Short term borrowings	1,429.9	1,772.8
Current maturities of long term debt	17.5	23.1
Other current liabilities	765.1	659.4
Total current liabilities	2,349.5	2,572.3
Long term debt, net of current maturities	72.8	80.8
Long term deferred income tax liabilities	83.6	85.8

Other long term liabilities	269.1	256.6
Contingencies		
Shareholders' equity		
Common shares	42.5	42.5
Additional paid-in capital	510.1	508.5
Accumulated other comprehensive income/(loss).	43.6	(16.4)
Deferred compensation	(11.4)	(15.2)
Retained earnings	664.2	463.0
Treasury shares, at cost	(8.2)	(8.1
Total shareholders' equity	1,240.8	974.3
Total liabilities and shareholders' equity	$4,015.8	$3,969.8

Alcon, Inc. (NYSE: ACL) is the world's leading eye care company. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon's majority shareholder is Nestle, S.A., the world's largest food company. CIPRO and CIPRODEX are registered trademarks of Bayer, AG licensed to Alcon, Inc.

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30JUL2003

For information, contact:
Doug MacHatton (Investor Relations)
800-400-8599
News Media and other inquiries: Suzie DeMent (Public Relations)
817-551-4950
www.alconinc.com